SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

(Name of Issuer)
Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)
G20045202

(CUSIP Number)
Paul T. Cappuccio, Esq.
Executive Vice President and General Counsel
Time Warner Inc.
One Time Warner Center
New York, New York 10019
(212) 484-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 18, 2009

(Date of Event which Requires
Filing of this Schedule)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G20045202	Page	2	of	9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Time Warner Inc. 13-4099534

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,451,339 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

25,451,339 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

25,451,339 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.4% (See Item 5)

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No.	G20045202	Page	3	of	9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TW Media Holdings LLC 61-1593422

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,451,339 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

25,451,339 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,451,339 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.4% (See Item 5)

14	TYPE OF REPORTING PERSON

OO (See Item 2)

CUSIP No.	G20045202	Page	4	of	9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Time Warner Media Holdings B.V. N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,451,339 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

25,451,339 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,451,339 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.4% (See Item 5)

14	TYPE OF REPORTING PERSON

OO (See Item 2)

     This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D originally filed on April 1, 2009 (the “Original 13D”) by Time Warner Inc., a Delaware corporation (“Time Warner”), and TW Media Holdings LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Time Warner (“TW Media”). This Amendment No. 1 relates to the Class A Common Stock, par value $0.08 per share (the “Class A Common Stock”), of Central European Media Enterprises Ltd., a Bermuda company (the “Issuer”), with principal executive offices at 52 Charles Street, London W1J 5EU, United Kingdom. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Original 13D.
     Except as specifically amended by this Amendment No. 1, items in the Original 13D remain unchanged.
Item 2. Identity and Background
     Item 2 of the Original 13D is hereby amended by replacing the first two paragraphs thereof in their entirety with the following paragraphs:
     This statement is filed on behalf of Time Warner, TW Media and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or private limited company organized under the laws of the Netherlands and direct, wholly owned subsidiary of TW Media (“TW Holdings BV” and, together with Time Warner and TW Media, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.8 and is incorporated herein by reference. Time Warner owns directly all of the equity interests of TW Media and TW Media owns directly all of the equity interest of TW Holdings BV. The address of the principal business office of each of Time Warner and TW Media is One Time Warner Center, New York, New York 10019. The address of the principal business office of TW Holdings BV is Naritaweg 237, 1043CB Amsterdam, The Netherlands.
     The principal business of Time Warner is providing media and entertainment services, including interactive services, filmed entertainment, television networks and publishing. The names, business addresses, citizenships and present principal occupations or employment of each executive officer and director of Time Warner are set forth on Annex A hereto. The principal business of each of TW Media and TW Holdings BV is to serve as a holding company for investments of Time Warner in Eastern and Central Europe. TW Media does not have any directors and the names, business addresses, citizenships and present principal occupations or employment of each executive officer of TW Media are set forth on Annex B hereto. TW Holdings BV does not have any executive officers and the names, business addresses, citizenships and present principal occupations or employment of each director of TW Holdings BV are set forth on Annex C hereto.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Original 13D is hereby amended by inserting the following paragraphs at the end thereof:
     The purchase of the Subscription Shares closed on May 18, 2009 (the “Closing Date”). The investment was made by TW Holdings BV and the funds used to purchase the Subscription

Shares were contributed from the working capital of Time Warner to TW Media and subsequently contributed from TW Media to TW Holdings BV.
     On the Closing Date, the Issuer and Time Warner issued a joint press release (the “Closing Press Release”) announcing the closing of the transactions contemplated by the Subscription Agreement.
     The foregoing reference to the Closing Press Release does not purport to be complete and is qualified in its entirety by reference to the Closing Press Release, which is attached hereto as Exhibit 99.9, and is incorporated by reference into this Item 3.
Item 4. Purpose of Transaction
     Item 4 of the Original 13D is hereby amended by replacing it in its entirety with the following:
     The purpose of the transactions described in Item 3 was to acquire an equity interest in the Issuer. In connection with the acquisition of the Subscription Shares, one nominee of TW Holdings BV was appointed to the Issuer’s board of directors as of the Closing Date (as hereinafter defined) and one nominee of TW Holdings BV was granted the right to attend meetings of the Issuer’s board of directors and to participate in such meetings as a non-voting observer as of the Closing Date. Additionally, as described in Item 6 and following the Closing Date, certain shareholders of the Issuer will agree to use their best efforts to elect up to two designees of TW Holdings BV to the Issuer’s board of directors, subject to certain limitations.
     The Reporting Persons entered into the transaction described in Item 3 for investment purposes. The Reporting Persons intend to review on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the Reporting Persons and their affiliates may, subject to certain limitations as described in this Schedule 13D, acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Issuer, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, the Issuer’s affiliates, the Issuer’s business, financial condition and operating results, general market and industry conditions, or other factors. Subject to the foregoing and the terms of the other transaction agreements as disclosed herein, including related transfer restrictions, rights of first offer, tag-along rights, the standstill agreement and preemptive rights, none of the Reporting Persons nor any of their affiliates nor, to the best knowledge of the Reporting Persons, any person listed in Annexes A, B or C, have any present plans or proposals with respect to the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bye-laws or other actions that might impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i)

causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”); or (j) any action similar to any of those enumerated above; provided however, that, from time to time, the Reporting Persons and their affiliates may hold discussions with the Issuer regarding the matters described in subparagraphs (a) through (j) above and reserve the right to develop plans or proposals with respect to the matters enumerated in subparagraphs (a) through (j) above.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Original 13D is hereby amended by replacing it in its entirety with the following:
     (a) As of the Closing Date, the Reporting Persons beneficially own (i) 14,500,000 shares of Class A Common Stock and (ii) 4,500,000 shares of Class B Common Stock, representing approximately 31.0% of the outstanding shares of CME Common Stock. As of the Closing Date and by virtue of the Investors Rights Agreement (as hereinafter defined), the Reporting Persons may be deemed to beneficially own (x) 6,312,839 shares of Class B Common Stock, (y) 78,500 shares of Class B Common Stock underlying currently exercisable stock options and (z) 60,000 shares of Class A Common Stock (collectively, the “Lauder Shares”) beneficially owned by Ronald S. Lauder (“Mr. Lauder”) as disclosed by Mr. Lauder in the Schedule 13D/A filed with the SEC by him on May 20, 2009, representing approximately 10.5% of the outstanding shares of CME Common Stock, based on calculations made in accordance with rule 13d-3(d) of the Act, as amended. The percentages of beneficial ownership have been determined based on the 42,337,112 shares of CME Common Stock outstanding as of April 24, 2009, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2009 and the issuance by the Issuer on the Closing Date of the Subscription Shares.
     Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder thereof without any additional consideration. Assuming conversion of all of the shares of Class B Common Stock that are or may be deemed to be beneficially owned by the Reporting Persons, the Reporting Persons may be deemed to beneficially own 25,451,339 shares of Class A Common Stock, which would represent 41.4% of the number of shares of CME Common Stock outstanding as of the Closing Date.
     Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the Subscription Shares and the Lauder Shares collectively constitute 77.4% of the aggregate voting power of the Issuer as of the Closing Date.
     Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Annexes A, B and C beneficially owns any shares of CME Common Stock other than as set forth herein.
     (b) As of the Closing Date, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Subscription Shares and the Lauder Shares. Pursuant to the terms of the Voting Deed (as hereinafter defined) and subject to the conditions contained therein, TW Holdings BV has irrevocably granted RSL Savannah (as hereinafter defined and a company wholly owned by Mr. Lauder) the right to vote any shares of CME Common Stock owned by TW Holdings BV and its permitted transferees during the term of the Voting Deed, with the power to appoint a corporate representative or proxies of such shareholders in all matters (subject to certain exceptions described below in Item 6) with respect to the voting of the equity securities of the Issuer held by such shareholders. Pursuant to the terms of the Investor Rights Agreement (as hereinafter defined), Mr. Lauder and certain of his affiliates have agreed to use their best efforts to vote the Lauder Shares in favor of up to two designees of TW Holdings BV to the Issuer’s board of directors, subject to certain limitations and to not vote in favor of certain matters with respect to the capitalization of the Issuer, each as described below in Item 6. Pursuant to the terms of the Investor Rights Agreement, direct and indirect transfers of the Subscription Shares and the Lauder Shares to unaffiliated third parties are subject to certain restrictions, including consent rights, rights of first offer and tag-along rights, as described in Item 6. Each of the Reporting Persons disclaims beneficial ownership of the Lauder Shares.
     The descriptions of the Voting Deed and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Investor Rights Agreement and the Voting Deed, which are filed as Exhibits 99.10 and 99.11 hereto, respectively, and are incorporated by reference into this Item 5.
     (c) Except as described above in Item 3, no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any other person named in Annexes A, B and C during the past 60 days.
     (d) Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Original 13D is amended by replacing the final paragraph thereof in its entirety with the following paragraphs:
     Assignment Agreement.
     On May 1, 2009, TW Media and TW Holdings BV entered into an Assignment and Assumption Agreement (the “Assignment Agreement”), pursuant to which TW Media assigned all of its rights and obligations under the Subscription Agreement to TW Holdings BV. On the Closing Date, the Issuer, TW Holdings BV (as the assignee of TW Media) and the other applicable parties thereto, entered into the Investor Rights Agreement, the Voting Deed and the Registration Rights Agreement, each in substantially the same form as those previously filed as Exhibits 99.5, 99.6 and 99.7 to the Original 13D.
     The descriptions of the Investor Rights Agreement, the Voting Deed, the Assignment Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Investor Rights Agreement, the Voting Deed, the Assignment Agreement and the Registration Rights Agreement, which are attached hereto as Exhibits 99.10, 99.11, 99.12 and 99.13, respectively, and are incorporated by reference into this Item 6.

     Except for the Subscription Agreement, the TW-Lauder Letter Agreement, the Voting Deed, the Investor Rights Agreement, the Registration Rights Agreement and the Assignment Agreement, to the best knowledge of the Reporting Persons except as otherwise disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Annexes A, B and C or between such persons and any other person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits

Exhibit	Description
99.8	Joint Filing Agreement, by and among Time Warner Inc., TW Media Holdings LLC and Time Warner Media Holdings B.V., dated May 21, 2009

99.9	Closing Press Release, dated May 18, 2009

99.10	Investor Rights Agreement, by and among Central European Media Enterprises Ltd., Ronald S. Lauder, RSL Savannah LLC, RSL Investment LLC, RSL Investments Corporation and Time Warner Media Holdings B.V., dated May 18, 2009

99.11	Irrevocable Voting Deed and Corporate Representative Appointment, by and among RSL Savannah LLC, Time Warner Media Holdings B.V. and Central European Media Enterprises Ltd., dated May 18, 2009

99.12	Assignment and Assumption Agreement by and between TW Media Holdings LLC and Time Warner Media Holdings B.V., dated May 1, 2009

99.13	Registration Rights Agreement, by and between Central European Media Enterprises Ltd. and Time Warner Media Holdings B.V., dated May 18, 2009

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: May 21, 2009

TIME WARNER INC.
By:	/s/ John K. Martin, Jr.
	Name:	John K. Martin, Jr.
	Title:	Executive Vice President and Chief Financial Officer

TW MEDIA HOLDINGS LLC
By:	/s/ John K. Martin, Jr.
	Name:	John K. Martin, Jr.
	Title:	Executive Vice President and Chief Financial Officer

TIME WARNER MEDIA HOLDINGS B.V.
By:	/s/ Michael Del Nin
	Name:	Michael Del Nin
	Title:	Director

ANNEX A
     The name, business address and present principal occupation or employment of each of the directors and executive officers of Time Warner Inc. are as set forth below. Except as indicated below, the business address for each executive officer and director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America.
Executive Officers of Time Warner Inc.

Name	Principal Occupation

Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer

Edward I. Adler	Executive Vice President, Corporate Communications

Paul T. Cappuccio	Executive Vice President and General Counsel

Patricia Fili-Krushel	Executive Vice President, Administration

John K. Martin, Jr.	Executive Vice President and Chief Financial Officer

Carol A. Melton	Executive Vice President, Global Public Policy

Olaf Olafsson*	Executive Vice President
Directors of Time Warner Inc.

Name	Principal Occupation	Business Address

James L. Barksdale	Chairman and President, Barksdale Management Corporation (private investment management)	Barksdale Management Corporation 800 Woodland Parkway, Suite 118, Ridgeland, MS 39157

Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer, Time Warner (media entertainment)	N/A

Stephen F. Bollenbach	Former Co-Chairman and Chief Executive Officer of Hilton Hotels Corporation (hospitality)	N/A

Frank J. Caufield	Co-Founder and Partner Emeritus, Kleiner Perkins Caufield & Byers (venture capital firm)	Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025

Robert C. Clark	Distinguished Service Professor, Harvard University (higher education)	Harvard Law School 1563 Massachusetts Avenue, Cambridge, MA 02138

Mathias Döpfner**	Chairman of the Board, Chief Executive Officer and Head of the Newspapers and International Divisions, Axel Springer AG (newspaper and magazine publishing)	Axel Springer AG Axel-Springer-Straße 65 10888 Berlin

Jessica P. Einhorn	Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University (higher education)	Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University 1740 Massachusetts Avenue, N.W., Washington, DC 20036

Name	Principal Occupation	Business Address

Reuben Mark	Former Chairman, Colgate-Palmolive Company (consumer products)	N/A

Michael A. Miles	Special Limited Partner, Forstmann Little & Company (private investment firm)	Forstmann Little & Company 767 Fifth Avenue New York, NY 10153

Kenneth J. Novack	Senior Counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (law firm)	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC One Financial Center Boston, MA 02111

Richard D. Parsons	Former Chairman of the Board, Time Warner Inc. (media and entertainment)	N/A

Deborah C. Wright	Chairman of the Board, President and Chief Executive Officer Carver Bancorp, Inc. and Carver Federal Savings Bank (banking)	Carver Bancorp, Inc. 75 West 125th Street, New York, New York 10027

*	Citizen of the Republic of Iceland

**	Citizen of the Federal Republic of Germany

ANNEX B
The name and present principal occupation or employment of each of the executive officers of TW Media Holdings are as set forth below. The business address for each executive officer is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America. TW Media Holdings LLC does not have any directors.
Executive Officers of TW Media Holdings LLC

Name	Principal Occupation

Olaf Olafsson*	Executive Vice President, Time Warner Inc.

John K. Martin, Jr.	Executive Vice President and Chief Financial Officer, Time Warner Inc.

*	Citizen of the Republic of Iceland

ANNEX C
The name, business address and present principal occupation or employment of each of the directors of Time Warner Media Holdings B.V. are as set forth below. Except as indicated below, the business address for each director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America. Time Warner Media Holdings B.V. does not have any executive officers.
Directors of Time Warner Media Holdings B.V.

Name	Principal Occupation

Ron Duyn*	Managing Director. Warner Bros. Entertainment Nederland B.V., Naritaweg 237, 1043CB Amsterdam, The Netherlands

Michael Del Nin**	Senior Vice President, Strategy, Time Warner Inc.

Stephen N. Kapner	Vice President and Assistant Treasurer, Time Warner Inc.

*	Citizen of The Netherlands

**	Citizen of Australia